UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2022

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14

Tel Aviv 6770007, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (333-228465).

Following the Company's immediate reports regarding the proceedings in accordance with the Insolvency and Economic Rehabilitation Law, 2018, the Company hereby updates that on February 24, 2022, it filed a motion for a debt restructuring plan (the “Plan”) with the Tel Aviv-Yafo District Court for the approval of the interested parties

The Plan highlights as detailed in the attached motion for this report.

The Company will become a private company - No

The Plan includes the transfer of control of the Company – Yes

The Plan includes an allotment of new shares that will be over 85% of the company after the allotment – No

The existing shareholders in the company will have 10% or less of the issued share capital of the company - No

The Plan includes merging new operations into the Company – Yes

The Plan includes changes in the terms of the Company’s securities - Yes

Attached hereto as exhibits incorporated by reference herein are translated copies of the motion appendices:

99.1	Motion to Bring a Debt Restructuring Plan for the Approval of the Stakeholders & Proposed Debt Restructuring Plan

99.2	Printout from the Registrar of Companies with respect to Ability Industries and Ability Systems

99.3	Document of incorporation with respect to Telcostar

99.4	Ability’s Financial Statements for 2019

99.5	Ability’s Financial Statements for 2020

99.6	Discharge Agreement

99.7	The undertake by Ability Inc.

99.8	The undertake by Ability Industries

99.9	Decision with respect to the approval of said understandings

99.10	Prohibition on Disposition Order

99.11	SEC’s Motion (attached)

99.12	Default judgment POTTASH case

99.13	Default judgment HAMMEL case

99.14	KCR’s analysis and recommendation in connection with the Bidders’ proposals (attached)

99.15	Opinion of Mr. Soraya, CPA

99.16	Trilateral agreement

99.17	Hurgin’s and Aurovsky’s proposal

99.18	Sources and Uses Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: March 2, 2022	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

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